EXHIBIT 2

PRESS RELEASE – October 29, 2007

Barrick Reaches Friendly Cash Deal To Acquire Arizona Star -
51% Interest in Cerro Casale Project in Chile To Be Added to Pipeline

Barrick Gold Corporation announced today that it has entered into a support agreement with Arizona Star Resource Corp. under which Barrick has agreed to make an offer to acquire all of Arizona Star's common shares for Cdn$18.00 in cash per share. The offer price represents a 27% premium over Arizona Star’s 20-day volume weighted average trading price on the TSX, and values Arizona Star at approximately Cdn$773 million on a fully diluted basis.

The Barrick offer has been unanimously approved by the board of directors of Arizona Star. All of the directors and officers of Arizona Star have entered into a written agreement to tender their shares to Barrick's offer.

Barrick has also entered into a lock-up agreement with Arizona Star’s largest shareholder, FCMI Resources Ltd., pursuant to which FCMI has agreed, among other things, to tender its Arizona Star shares to Barrick's offer. The shares held by FCMI and the directors and officers of Arizona Star represent, in aggregate, approximately 35% of the outstanding shares on a fully diluted basis.

The support agreement gives Barrick the right to match any superior proposal and includes customary non-solicitation covenants. In addition, in certain circumstances if Barrick's offer is not successfully completed, Arizona Star will be required to pay a termination fee of Cdn$27 million.

Arizona Star owns a 51% interest in the Cerro Casale deposit in the Maricunga district of Region III in Chile; Kinross owns the remaining 49%. Cerro Casale is one of the world’s largest undeveloped gold and copper deposits.

“Cerro Casale is an attractive, long-life asset that we look forward to adding to our unrivalled project pipeline,” said Greg Wilkins, Barrick President and Chief Executive Officer. “Cerro Casale will be a very complementary addition with potential synergies for our asset base in Chile where we have been operating for well over a decade. We are pleased to have reached a friendly agreement in the current circumstances which are conducive to the project moving forward.”

Barrick’s assets in the region include the Zaldívar copper mine in Chile, the Pascua-Lama gold-silver project in Chile/Argentina, the Veladero gold mine in Argentina, and the Lagunas Norte and Pierina gold mines in Peru.

James S. Anthony, Chairman of Arizona Star said: “Our Board is very pleased with this attractive premium and is unanimously recommending Barrick’s offer to our shareholders.”

Full details of Barrick's offer will be included in the take-over bid circular that is expected to be mailed to Arizona Star shareholders in the coming weeks. Barrick's obligation to acquire shares pursuant to the offer will be subject to certain customary conditions, including there having been validly deposited at the expiry of the offer shares constituting at least  66 2/3% of the common shares of Arizona Star on a fully-diluted basis.

BARRICK GOLD CORPORATION                                    1                                      PRESS RELEASE

Barrick has engaged Davies Ward Phillips & Vineberg LLP as its legal advisors in connection with this transaction. Citigroup Global Markets Inc. is acting as financial advisor to Arizona Star’s Special Committee and Fraser Milner Casgrain LLP and Dorsey & Whitney LLP are acting as its legal advisors in connection with this transaction.

Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner.

INVESTOR CONTACT: Deni Nicoski Vice President, Investor Relations Tel: (416) 307-7410 Email: dnicoski@barrick.com	MEDIA CONTACT: Vincent Borg Senior Vice President, Corporate Communications Tel: (416) 307-7477 Email: vborg@barrick.com

BARRICK GOLD CORPORATION                                                                               2                                                                                     PRESS RELEASE